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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 10, 2020

Dear Sir/ Madam,

Sub: Press Release

Please find attached the press release titled '**Infosys to Acquire Simplus, a Leading Salesforce Consulting and Platinum Partner',** for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys

PRESS RELEASE

Infosys to Acquire Simplus, a Leading Salesforce Consulting and Platinum Partner

Accelerates enterprise cloud capabilities and strengthens presence across USA and Australia

Bengaluru, India and Salt Lake City, US – February 10, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire Simplus, one of the fastest growing Salesforce Platinum Partners in the USA and Australia. Simplus is a recognized leader and advisor in cloud consulting, implementation, data integration, change management and training services for Salesforce Quote-to-Cash applications.

This acquisition, coupled with the acquisition of Fluido announced in September 2018, further elevates Infosys' position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries including high-tech, financial services, retail, healthcare, life sciences and manufacturing. It has offices across North America, Sydney, Melbourne, London, and a large delivery center in Manila.

Pravin Rao, Chief Operating Officer, Infosys, said, "The acquisition reaffirms our continuous endeavor to strengthen our strategy of scaling our Agile Digital and cloud-first digital transformation capabilities. This acquisition is key to staying relevant to the digital priorities of our clients and demonstrates our commitment to the Salesforce ecosystem. The strategic combination of scalable and agile global delivery capabilities of Simplus complements our effort to help global enterprises to transform their businesses. We are excited to welcome Simplus and its leadership team into the Infosys family."

Ravi Kumar, President, Infosys, added, "Simplus will be a valuable addition to the Infosys family. Complementing our industry knowledge and existing Salesforce footprint with their strong presence in key markets, deep Salesforce consulting and advisory expertise will help accelerate the transformation journey of incumbent companies. With this strong addition to our portfolio, we look forward to unlocking additional value for our clients."

Ryan Westwood, CEO & Co-Founder, Simplus said, "We are thrilled to be partnering with the Infosys team. We have viewed this partnership from a culture-first lens from the beginning, and we believe that the alignment of our company values, and the preservation of our company DNA will allow us to accelerate growth and together become the strongest and most respected partner in the Salesforce ecosystem."

Isaac Westwood, COO & Co-Founder, Simplus, added, "Infosys has incredible global scale and breadth, and joining forces gives us a powerful value proposition to enable global digital transformations."

The acquisition is expected to close during the fourth quarter of fiscal 2020, subject to customary closing conditions.

About Simplus

Simplus provides enterprise-wide digital transformation across the entire Salesforce ecosystem through advisory, implementation, change management, and managed services. As a Platinum Salesforce Partner, we use leading cloud solutions to help companies achieve a strategic vision, improve performance and increase value to stakeholders. With more than 4500 projects and a customer satisfaction rating in the top 1 percent of all Salesforce partners, Simplus helps companies improve, innovate and grow. For more information about Simplus, please visit www.simplus.com

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:

For further information, please contact: PR_Global@infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity.	Outbox Systems Inc. d/b/a Simplus Acquirer: Infosys Limited's wholly owned subsidiary, Infosys Nova Holdings, LLC
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Information Technology services and Consulting services.
Objects and effects of acquisition	The acquisition reaffirms our continuous endeavor to strengthen our strategy of scaling our Agile Digital and cloud-first digital transformation capabilities. This acquisition is key to staying relevant to the digital priorities of our clients and demonstrates our commitment to the Salesforce ecosystem. The strategic combination of scalable and agile global delivery capabilities of Simplus complements our effort to help global enterprises to transform their businesses.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition is expected to close during the fourth quarter of FY 2020, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	USD 200 million including contingent consideration to be paid for the acquisition of shares subject to closing adjustments. In addition, there are employee incentives and retention payments amounting upto USD 50 million on meeting certain performance conditions over three years.
Percentage of shareholding being acquired	100% of the equity share capital.
Brief Background of the entity being acquired	Established in 2014, the company is a leading Salesforce Consulting & Platinum Partner with 500+ employees. (www.simplus.com/) Headquartered in Utah, Salt Lake City, with offices in US (Chicago, San Francisco, Boston, Atlanta, Missoula and New York), London, Manila, Sydney and Melbourne. Simplus is majority-owned by the Institutional Investors Founders and Key employees, with Salesforce Ventures having a minority stake. Offerings: Advisory Services, Implementation Services, Data Integration, Change Management, and Managed Services. Last 3 years revenues (Fiscal year ending January 31st) : FY 20: USD 67.1 million (unaudited), FY19: USD 42.1 million, FY18: USD 16.7 million.